Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143857 and 333-143857-01

PROSPECTUS SUPPLEMENT

(To prospectus dated June 18, 2007)

Vale Capital Limited

US$1,295,732,300 5.50% Guaranteed Notes due 2010, Series RIO

Mandatorily Convertible into American Depositary Shares,

each representing one common share of Companhia Vale do Rio Doce

US$584,538,350 5.50% Guaranteed Notes due 2010, Series RIO P

Mandatorily Convertible into American Depositary Shares,

each representing one preferred class A share of Companhia Vale do Rio Doce

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

Vale Capital Limited is offering US$1,295,732,300 aggregate principal amount of its 5.50% Guaranteed Notes due 2010, Series RIO (the “Series RIO Notes”) and US$584,538,350 aggregate principal amount of its 5.50% Guaranteed Notes due 2010, Series RIO P (the “Series RIO P Notes,” together with the Series Rio Notes, the “notes”). Interest will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2007. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders as described under “Description of the Notes—Additional Interest Payments Based on CVRD Distributions of Cash in Respect of ADSs.”

The Series RIO Notes will be mandatorily converted to American Depositary Shares, each representing common shares of Companhia Vale do Rio Doce, or CVRD. The Series RIO P Notes will be mandatorily converted to American Depositary Shares, each representing preferred class A shares of CVRD. Mandatory conversion will be on June 15, 2010, (the “stated maturity”, and such date or any earlier date to which repayment of the notes is accelerated, the “maturity”). The conversion rate per US$50 principal amount of the Series RIO Notes will be not more than 1.0917 ADSs and not less than 0.8664 ADSs, and the conversion rate per US$50 principal amount of the Series RIO P Notes will be not more than 1.2957 ADSs and not less than 1.0283 ADSs, depending in each case on the market value of the applicable ADSs. At any time prior to the maturity date, you may elect to convert your notes at the minimum conversion rate. Upon the imposition of certain withholding taxes, Vale Capital may convert the notes prior to maturity as described under “Description of the Notes—Optional Tax Conversion.” The conversion rates are subject to certain adjustments as described under “Description of the Notes—Anti-dilution Adjustments.”

The notes will be unsecured and unsubordinated obligations of Vale Capital. The guarantee will be an unsecured and unsubordinated obligation of CVRD.

ADSs, each representing one common share of CVRD, are listed on the New York Stock Exchange under the symbol “RIO.” ADSs, each representing one preferred class A share of CVRD, are listed on the New York Stock Exchange under the symbol “RIOPR.” Vale Capital will apply to list the notes on the New York Stock Exchange.

Investing in the notes involves risks that are described in the “ Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Per Series RIO Note	Per Series RIO P Note	Total
Public offering price(1)	100%	100%	US$	1,880,270,650
Underwriting discount	0.50%	0.50%	US$	9,401,353
Proceeds, before expenses, to Vale Capital	99.50%	99.50%	US$	1,870,869,297

(1)	Plus accrued interest from June 25, 2007, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 25, 2007.

The date of this prospectus supplement is June 20, 2007.

Citi	JPMorgan

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About this Prospectus	2
Forward-Looking Statements	3
Companhia Vale do Rio Doce	4
Vale Capital Limited	4
Use of Proceeds	5
Legal Ownership of Debt Securities	6
Description of Debt Securities	8
Description of the Guarantees	20
Experts	21
Validity of the Securities	21
Where You Can Find More Information	22
Incorporation of Certain Documents by Reference	22

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ENFORCEMENT OF CIVIL LIABILITIES

Brazil

Machado, Meyer, Sendacz e Opice—Advogados, special Brazilian counsel for CVRD and Vale Capital, has advised us that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the notes would be recognized in the courts of Brazil, and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). This ratification is available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•

the judgment was issued by a competent court after proper service of process on the parties, which service of process if made in Brazil must comply with Brazilian law, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified sworn translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

We have also been advised by Machado, Meyer, Sendacz e Opice—Advogados that:

•

Civil actions may be brought before Brazilian courts in connection with this prospectus supplement based on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against CVRD (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action).

•

The ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, a Brazilian or foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must post a bond to cover legal fees and court expenses of the defendant, should there be no real estate assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure.

Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the notes.

Cayman Islands

Vale Capital has been advised by its Cayman Islands counsel, Walkers, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules. To be so enforced the foreign judgment must be final and for a liquidated sum not in respect of taxes or a fine or penalty or of a kind inconsistent with a Cayman Islands judgment in respect of the same matters or obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice, statute or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will:

•	recognize or enforce judgments of U.S. courts based on the civil liability provisions of the securities laws of the United States or any State thereof; or

•	in original actions brought in the Cayman Islands, impose liabilities upon the civil liability provisions the securities laws of the United States or any State thereof,

in each case, on the grounds that such provisions are penal in nature.

A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. In this prospectus supplement, unless the context otherwise requires, references to “CVRD,” “we,” “us” and “our” refer to Companhia Vale do Rio Doce, its consolidated subsidiaries, its joint ventures and other affiliated companies, taken as a whole, and references to “Vale Capital” mean Vale Capital Limited, an indirectly wholly-owned finance subsidiary of CVRD.

Vale Capital Limited

Vale Capital is a finance company wholly owned indirectly by CVRD. Vale Capital’s business is to issue debt securities to finance the activities of CVRD and CVRD’s subsidiaries. Vale Capital was registered and incorporated as a Cayman Islands exempted company with limited liability on May 22, 2007. The notes will be the first borrowing by Vale Capital.

Companhia Vale do Rio Doce

We are the second-largest diversified metals and mining company in the world, the largest metals and mining company in the Americas, and one of the largest private-sector companies in Latin America by market capitalization. We are the world’s largest producer and exporter of iron ore and pellets and one of the world’s largest producers of nickel. We also produce copper, manganese, ferroalloys, bauxite, precious metals, cobalt, kaolin, potash and other products. To support our growth strategy, we are actively engaged in mineral exploration efforts in 19 countries around the globe. We operate large logistics systems in Brazil, including railroads, maritime terminals and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the aluminum, coal, energy and steel businesses.

The table below presents the breakdown of our total gross revenues attributable to each of our lines of business, each of which is described following the table.

	Year Ended December 31,			3 months ended March 31, 2007
	2005	2006	2006(1)
Iron ore, pellets, manganese, ferroalloys	75.0%	61.7%	48.9%	41.8%
Nickel(2)	—	11.7	25.7	37.2
PGMs(2)	—	0.4	1.0	0.8
Other precious metals(2)	—	0.1	0.4	0.4
Copper (co-product)(2)	—	1.5	4.1	2.8
Copper concentrate	2.9	3.8	3.0	1.9
Other non-ferrous minerals	2.4	1.8	1.6	1.8
Aluminum and related products	10.5	11.7	9.3	8.5
Logistics	9.1	6.8	5.4	4.3
Other investments	0.1	0.5	0.6	0.5

Total	100.0%	100.0%	100.0%	100.0%

(1)	Percentages determined by adding CVRD Inco 2006 pre-acquisition gross revenues to 2006 historical gross revenues.
(2)	Figures included in the nickel product segment in our consolidated financial statements.

•

Iron ore, pellets, manganese and ferroalloys. We operate two fully integrated systems in Brazil for producing and distributing iron ore (the Northern System and the Southeastern System), consisting of mines, railroads and port facilities. We operate a third system (the Southern System), consisting of the MBR and Oeste mines and the Guaíba Island and Itaguaí maritime terminals. We also operate nine pellet-producing facilities, five of which are joint ventures. We have a 50% stake in a joint venture that owns and operates two pelletizing plants. We are one of the world’s largest producers of manganese ore and ferroalloys.

•

Nickel. We are one of the world’s largest producers of nickel. Our principal nickel mines and processing operations are located in Canada, specifically in the Sudbury area of Ontario, the Thompson area of Manitoba and at Voisey’s Bay in Newfoundland and Labrador, and in Indonesia through our 61%-owned subsidiary, PT International Nickel Indonesia Tbk (“PT Inco”), on the Island of Sulawesi, Indonesia. We also operate a nickel refinery in the United Kingdom, own 67% of Inco TNC Limited, which operates a nickel refinery in Japan, and have interests in nickel refining operations in Taiwan and South Korea.

•

Copper. We have copper mining operations in Brazil and Canada. We are Brazil’s largest copper concentrate producer due to our operations at the Sossego copper mine in Carajás. We also produce copper in conjunction with our Canadian nickel mining operations at our Manitoba, Ontario and Voisey’s Bay operations.

•

PGMs. We produce platinum-group metals (platinum, palladium, rhodium, ruthenium and iridium) as by-products of our nickel mining and processing operations in Canada. The PGMs are concentrated at our facilities in Port Colborne, Ontario and refined at our precious metals refinery in Acton, England.

•

Other precious metals. We produce gold and silver as by-products of our nickel mining and processing operations in Canada. Some of these precious metals are upgraded at our facilities in Port Colborne, Ontario, and all are refined by third parties in Canada.

•

Other non-ferrous minerals. We are the world’s second-largest producer of kaolin in the paper industry and Brazil’s sole producer of potash. We produce and sell cobalt, sulphuric acid, liquid sulphur dioxide, and modest quantities of selenium and tellurium as by-products of our processing operations.

•	Aluminum operations. We conduct bauxite mining, alumina refining, and aluminum metal smelting.

•

Logistics. We are a leading provider of logistics services in Brazil, with railroad, coastal shipping and port handling operations. Two of our three iron ore complexes incorporate an integrated railroad network linked to automated port and terminal facilities, which provide rail transportation for our mining products, general cargo and passengers, bulk terminal storage, and ship loading services for our mining operations and for third parties.

•	Other investments. We currently have investments in three steel companies and two joint ventures to produce steel slab in Brazil. We have also invested in hydroelectric power generation projects.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and the sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus. In this description of the offering, references to CVRD mean Companhia Vale do Rio Doce only and do not include Vale Capital Limited or any of CVRD’s other subsidiaries or affiliated companies.

Issuer	Vale Capital Limited, a Cayman Islands exempted limited liability company

Guarantor	Companhia Vale do Rio Doce

Notes offered

•      US$1,295,732,300 in principal amount of 5.50% Guaranteed Notes due 2010, Series RIO, mandatorily convertible into ADSs representing common shares of CVRD

•      US$584,538,350 in principal amount of 5.50% Guaranteed Notes due 2010, Series RIO P, mandatorily convertible into ADSs representing preferred class A shares of CVRD

Guarantee	CVRD has irrevocably and unconditionally guaranteed the performance and full and punctual payment of all of Vale Capital’s obligations under the indenture and the notes, whether for delivery of ADSs or payment of interest or any other amounts that may become due and payable in respect of the notes.

Initial offering price	US$50 per note of each series

Principal amount	US$50 per note of each series

Interest rate

•      The Series RIO Notes will bear interest at 5.50% per annum from June 25, 2007, based on a 360-day year of twelve 30-day months.

•      The Series RIO P Notes will bear interest at 5.50% per annum from June 25, 2007, based on a 360-day year of twelve 30-day months.

Interest payment dates	Interest will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2007.

Deferral of interest payments	We may elect to defer interest payments, in which case the deferred interest will accrue interest at the stated interest rate.

Additional interest payments based

on CVRD distributions of cash in respect of ADSs

We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that CVRD makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively, calculated in the manner described in “Description of the Notes—Additional Interest Payments Based on CVRD Distribution of Cash in Respect of ADSs.”

Redemption	The notes are not redeemable or convertible into ADSs by the issuer prior to maturity, except as described under “Description of the Notes—Optional Tax Conversion.”

Mandatory conversion date (stated maturity)	June 15, 2010

Mandatory conversion

On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of CVRD, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of CVRD, based on the respective conversion rates as described under “Description of the Notes—Mandatory Conversion.”

Conversion rate for Series RIO Notes	The conversion rate for each Series RIO Note will be not more than 1.0917 RIO ADS and not less than 0.8664 RIO ADS, depending on the applicable market value of the RIO ADSs, as described below.

The following table illustrates the conversion rate per note, subject to certain anti-dilution adjustments described under “Description of the Notes—Anti-dilution adjustments.”

Twenty Day Market Value	Conversion Rate
Less than or equal to US$45.80	1.0917

Between US$45.80 and US$57.71	US$50.00 divided by the twenty day market value

Equal to or greater than US$57.71	0.8664

Conversion rate for Series RIO P Notes

The conversion rate for each Series RIO P Note will be not more than 1.2957 RIO P ADS and not less than 1.0283 RIO P ADS, depending on the twenty day market value of the RIO P ADSs, as described below.

The following table illustrates the conversion rate per note, subject to certain anti-dilution adjustments described under “Description of Notes—Anti-dilution adjustments.”

Twenty Day Market Value	Conversion Rate
Less than or equal to US$38.59	1.2957

Between US$38.59 and US$48.62	US$50.00 divided by the twenty day market value

Equal to or greater than US$48.62	1.0283

Conversion at the option of the holder

Other than during any cash acquisition conversion period, as described under “Description of the Notes—Other Conversion Events—Conversion upon Cash Acquisition; Cash Acquisition Make-Whole Amount,” holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity,

•	in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and

•	in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note,

subject in each case to adjustment as described under “Description of the Notes—Anti-dilution Adjustments.”

Conversion upon cash acquisition; cash acquisition make-whole amount

If a cash acquisition (as defined under “Description of the Notes—Other Conversion Events—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount”) of CVRD occurs, we will provide for the conversion of notes and a cash acquisition interest make-whole amount by:

•

permitting holders to submit their notes for conversion (“cash acquisition early conversion”) at any time during the period (the “cash acquisition conversion period”) beginning on the earlier of the delivery of the notice described below and the effective date of such cash acquisition (the “effective date”) and ending on the date that is 15 days after the effective date at the conversion rate (the “cash acquisition conversion rate”) specified in the table set forth under “Description of the Notes—Other Conversion Events—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount” (subject to our ability to settle in cash a portion of such conversion); and

•

paying converting holders an amount in cash equal to the sum of (a) any accrued and unpaid interest (including any deferred interest) on their notes to but excluding the date of conversion plus (b) the present value of all remaining interest payments on their notes from the date of conversion through but excluding the stated maturity date, calculated as set forth under “Description of the Notes—Other Conversion Events—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount.”

We will notify holders of any cash acquisition and the corresponding cash acquisition conversion period at such time as the acquisition has been publicly announced and we are able to reasonably anticipate the effective date of the acquisition, but in no case earlier than 20 days prior to such anticipated effective date.

See “Description of the Notes—Other Conversion Events—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount.”

Anti-dilution adjustments

The formula for determining the conversion rate may be adjusted in the event of, among other things, stock dividends or distributions of CVRD’s shares, or subdivisions, splits and combinations of CVRD’s shares. See “Description of the Notes—Anti-dilution adjustments.”

Voting rights	Holders of notes will have no voting rights.

Ranking

Notes

The notes are unsecured and unsubordinated obligations of Vale Capital. Your rights under these notes will be junior to the rights of secured creditors of Vale Capital to the extent of their interest in Vale Capital’s assets.

Guarantee	The guarantee will be an unsecured and unsubordinated obligation of CVRD. Your rights under the guarantee will be:

•	junior to the rights of secured creditors of CVRD to the extent of their interest in CVRD’s assets; and

•	effectively subordinated to the rights of any creditor of a subsidiary of CVRD (other than Vale Capital) over the assets of that subsidiary.

Events of Default

Holders of the notes will have special rights if an event of default occurs. These events of default are described in detail under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus. Upon a default and acceleration of the notes of any series, the notes will automatically convert into RIO ADSs or RIO P ADSs, as applicable, as described under “Description of the Notes—Mandatory Conversion.”

Use of proceeds	We intend to use the net proceeds from the offering for general corporate purposes.

Listing	We will apply to list the notes on the New York Stock Exchange.

Book-entry, delivery and form	The notes will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of DTC.

RISK FACTORS

Our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in the accompanying prospectus, includes extensive risk factors relating to our business, our acquisition of Inco and our American Depositary Shares. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Relating to the Notes

CVRD’s subsidiaries, affiliated companies and joint ventures are not obligated under the notes or the guarantee, and these companies’ obligations to their own creditors will effectively rank ahead of CVRD’s obligations under the guarantee.

Vale Capital is the obligor under the notes and only its parent company, CVRD, is obligated under the guarantee of the notes.

Vale Capital has no operations or assets, other than holding unsecured obligations from other CVRD subsidiaries to repay loans. These other subsidiaries are not liable under the notes or the guarantee, and they may not have the ability to repay their loans from Vale Capital.

CVRD conducts a significant amount of business through subsidiaries, affiliated companies and joint ventures, none of which are obligated under the notes or the guarantee. In the first three months of 2007, the subsidiaries were responsible for 59% of CVRD’s consolidated U.S. GAAP gross revenues from operations and 50% of CVRD’s consolidated U.S. GAAP net cash flows provided by operating activities. The claims of any creditor of a subsidiary, affiliated company or joint venture of CVRD would rank ahead of CVRD’s ability to receive dividends and other cash flows from these companies. As a result, claims of these creditors would rank ahead of CVRD’s ability to access cash from these companies in order to satisfy its obligations under the guarantee. In addition, these subsidiaries, affiliated companies and joint ventures may be restricted by their own loan agreements, governing instruments and other contracts from distributing cash to CVRD to enable CVRD to perform under its guarantee. At March 31, 2007, 11% of CVRD’s consolidated U.S. GAAP liabilities were owed by subsidiaries of CVRD, which is the only obligor under the guarantee, meaning that the creditors under these liabilities would rank ahead of investors in the securities in the event of CVRD’s insolvency.

The indenture governing the notes limits the ability of Vale Capital and CVRD to grant liens over their assets for the benefit of other creditors and to merge with other entities. These restrictions do not apply to CVRD’s other subsidiaries, affiliated companies and joint ventures, and these companies are not limited by the indenture in their ability to pledge their assets to other creditors.

There may not be a liquid trading market for the notes.

The notes are an issuance of new securities with no established trading markets. There can be no assurance that a liquid trading market for the notes will develop or, if one develops, that it will be maintained. If an active market for the notes does not develop, the price of the notes and the ability of a holder of notes to find a ready buyer will be adversely affected.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

We would be required to pay amounts only in reais in case of bankruptcy.

Any judgment obtained against CVRD in the courts of Brazil in respect of any of CVRD’s payment obligations under the guarantee by reason of acceleration of the notes upon a bankruptcy of CVRD will be expressed in reais equivalent to the U.S. dollar amount of such sum at the exchange rate on the date at which a judicial decision declaring our bankruptcy is rendered. Accordingly, in case of bankruptcy, all credits held against CVRD denominated in foreign currency will be converted into reais at the prevailing exchange rate on the date of declaration of bankruptcy by the judge. In this case, authorization by the Central Bank of Brazil may be required for the conversion of such real-denominated amount into foreign currency and for its remittance abroad.

Developments in other countries may affect prices for the notes.

The market value of securities of Brazilian companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, in October 1997, prices of both Brazilian debt securities and Brazilian equity securities dropped substantially, precipitated by a sharp drop in the value of securities in Asian markets. The market value of the notes could be adversely affected by events elsewhere, especially in emerging market countries.

On conversion of the notes, you may receive less proceeds than expected because the value of CVRD’s ADSs may decline after you exercise your conversion right.

The number of ADSs that you will receive on conversion of your notes is in part determined by the volume-weighted average price of CVRD’s ADSs on each of the 20 consecutive scheduled trading days ending, subject to certain exceptions, on the third scheduled trading day immediately prior to maturity. Accordingly, if the price of CVRD’s ADSs decreases after that day, the value at maturity of the ADSs you receive may be less than expected and may be less than such 20-day average.

If you hold notes, you will not be entitled to any rights with respect to CVRD ADSs or shares, but you will be subject to all changes made with respect to CVRD ADSs or shares.

An investor in a note will not be a holder of the ADSs or the underlying shares. No noteholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the ADSs or the underlying shares. A noteholder will have rights with respect to CVRD ADSs only if and when the noteholder actually receives ADSs upon conversion. For example, in the event that an amendment is proposed to our bylaws requiring shareholder approval, and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, a noteholder will not be entitled to vote on the amendment, although the noteholder will nevertheless be subject to any changes in the powers, preferences or special rights of CVRD’s shares.

The conversion rate of the notes may not be adjusted for all dilutive events, which may adversely affect the trading price of the notes and dilute noteholders’ ownership of ADSs upon conversion of the notes.

The conversion rate of the notes is subject to adjustment for certain events, including the payment of share dividends, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets and certain tender or exchange offers as described under “Description of the Notes—Anti- dilution Adjustments.” However, the conversion rate will not be adjusted for other events that may adversely affect the trading price of the notes or CVRD’s ADSs, such as the issuance of any common shares or preferred class A shares for cash or to acquire another company, or pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the applicable notes were first issued. An event that adversely affects the value of the notes may occur, and the event may not result in an adjustment to the conversion rate.

The adjustment to increase the conversion rate for notes converted in connection with certain acquisitions may not adequately compensate noteholders for the lost option time value of their notes as a result of such fundamental change and may not be enforceable.

If we are acquired, under limited circumstances, we may be required to increase the conversion rate for any notes converted in connection with such acquisition. The extent to which the conversion rate will be increased will be based on the date on which the acquisition becomes effective and the price paid, or deemed to be paid, in respect of a share of our class A preferred shares or common shares, as the case may be, in the acquisition, as described under “Description of the Notes—Other Conversion Events.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of an acquisition, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid, or deemed to be paid, in respect of a Series RIO Note or Series RIO P Note in connection with such acquisition is less than US$25.00 or more than US$120.00 (subject to adjustment), or less than US$25.00 or more than US$120.00 (subject to adjustment), respectively, we will not increase the conversion rate in connection with such acquisition.

Purchasers of our notes may not realize any or all of the benefit of an increase in the market price of CVRD ADSs.

The market value of the CVRD ADSs that you will receive upon mandatory conversion of our notes on the maturity date will exceed the stated amount of US$50 per note only if the twenty day market value of the CVRD ADSs as defined under “Description of the Notes—Mandatory Conversion” equals or exceeds the threshold appreciation price of US$57.71, in the case of the Series RIO Notes and US$48.62, in the case of the Series RIO P Notes. The threshold appreciation price for each series of notes represents an appreciation of approximately 26% over the initial price. This means that the opportunity for equity appreciation provided by an investment in our notes is more limited than that provided by a direct investment in CVRD ADSs.

If the twenty day market value of CVRD’s ADSs exceeds the initial price but is less than the threshold appreciation price, a holder of our notes will realize no equity appreciation on CVRD’s ADSs. Furthermore, if the twenty day market value of CVRD’s ADSs exceeds the threshold appreciation price, the value of the ADSs received upon conversion will be approximately 86.64% of the value of the RIO ADSs that could be purchased with US$50 at the time of this offering in the case of the Series RIO Notes and 102.83% of the value of the RIO P ADS that could be purchased with US$50 at the time of this offering in the case of the Series RIO P Notes.

Any market that develops for the notes will influence, and will be influenced by, the market for the ADSs.

The price of the ADSs could become more volatile and could fall (i) based on investors’ expectations that a large number of additional ADSs will be issued after the notes have reached maturity, (ii) based on early conversion by the noteholders, (iii) due to sales of ADSs by investors who consider the notes as a more attractive means of equity participation in CVRD, or (iv) through hedging or arbitrage transactions that could increasingly include the notes and ADSs.

The U.S. tax treatment of the notes could differ from what we expect in ways that adversely affect U.S. holders.

As described in more detail under “—Taxation, Certain U.S. Federal Income Tax Considerations,” below, we intend to treat Vale Capital as a disregarded entity for U.S. federal income tax purposes, and take the position that the notes are equity of CVRD for U.S. federal income tax purposes. The discussion under “—Taxation, Certain U.S. Federal Income Tax Considerations” assumes such treatment. However, the Internal Revenue Service could assert that the notes should be treated differently for U.S. federal income tax purposes, and the timing and character of income, gain and loss recognized by a U.S. holder would then be different, and the value of the notes could be adversely affected. For example, under one alternative treatment, a U.S. holder would generally include payments on the notes in income as ordinary income as they accrue or are received in accordance with the U.S. holder’s method of tax accounting; and such payments would not constitute qualified dividend income eligible for preferential U.S. tax rates.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred dividends is incorporated by reference to our report on Form 6-K furnished to the SEC on June 18, 2007 (File No. 011-15030).

USE OF PROCEEDS

The net proceeds of this offering are expected to be US$1,869,764,073 after deducting underwriting fees and estimated expenses payable by us. We intend to use the net proceeds for general corporate purposes.

CAPITALIZATION OF CVRD

The table below sets forth CVRD’s consolidated capitalization at March 31, 2007 on an actual basis and as adjusted to give effect to the issuance of the notes offered hereby.

You should read this table together with our consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At March 31, 2007
	Actual		As adjusted
	(Unaudited) (in millions of US$)
Debt included in current liabilities:
Current portion of long-term debt	US$	746	US$	746
Short-term debt		1,021		1,021
Loans from related parties		30		30

Total debt included in current liabilities	US$	1,797	US$	1,797

Debt included in long-term liabilities:
Long-term debt (excluding current portion):
Secured	US$	793	US$	793
Unsecured		20,889		20,889

Total long-term debt (excluding current portion)		21,682		21,682
Loans from related parties		1		1

Total debt included in long-term liabilities	US$	21,683	US$	21,683

Stockholders’ equity:
Preferred shares—3,600,000,000 shares authorized and 959,758,200 issued	US$	4,702	US$	4,702
Common shares—1,800,000,000 shares authorized and 1,499,898,858 issued		3,806		3,806
Treasury shares—15,170,644 preferred and 28,291,020 common shares		(389)		(389)
Additional paid-in capital		498		2,368
Retained earnings:
Appropriated		9,992		9,992
Unappropriated		4,342		4,342
Other cumulative comprehensive income	US$	(809)	US$	(809)

Total stockholders’ equity	US$	22,142	US$	24,012

Total capitalization (total stockholders’ equity plus total debt included in long-term liabilities)	US$	43,825	US$	45,695

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the headings “Description of Debt Securities” and “Description of the Guarantees.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement. In this description and in the related sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus, references to “CVRD” mean Companhia Vale do Rio Doce only and do not include Vale Capital or any of CVRD’s other subsidiaries or affiliated companies. References to the notes include both the notes and the guarantee of the notes, except where the context indicates otherwise.

These descriptions are a summary of the material terms of the notes and an indenture between Vale Capital, CVRD, as guarantor, and The Bank of New York, as trustee, including supplements to that indenture concerning the notes. This summary does not restate the terms of the notes or the indenture in their entirety. We urge you to read the notes and the indenture because they, and not this description, define your rights as investors. You can obtain a copy of the forms of the supplemental indentures and of the form of the notes by contacting us as described in the accompanying prospectus under “Where You Can Find More Information.”

General

Each of the series of the notes will be a series of the Debt Securities described in the accompanying prospectus. The notes will be unsecured and unsubordinated. Vale Capital will issue the notes under an indenture among Vale Capital, CVRD, as guarantor, and The Bank of New York, as trustee, to be dated as of June 25, 2007 and two supplemental indentures, one for each series, to be dated as of June 25, 2007. The notes will be issued only in fully registered form without coupons in minimum denominations of US$50 and any integral multiple of US$50 in excess thereof.

The notes will mature on June 15, 2010. We refer to this date as the “stated maturity,” and to the date on which the notes mature, whether it is the stated maturity or the settlement date resulting from any acceleration of the notes’ maturity following an event of default, as the “maturity.” Each note, unless previously converted, will automatically convert at maturity (whether at stated maturity or upon acceleration following an event of default) into a number of CVRD ADSs at the conversion rate described herein. The indenture does not limit the amount of debt securities that Vale Capital may issue, and in the future, Vale Capital may issue additional debt securities or other securities with terms similar to those of the notes.

Financial Terms

The specific financial terms of the notes we are offering are as follows:

— Title:	5.50% Guaranteed Notes due 2010, Series RIO 5.50% Guaranteed Notes due 2010, Series RIO P

— Total principal amount being issued:	$1,295,732,300 of Series RIO Notes $584,538,350 of Series RIO P Notes

— Stated maturity date:	June 15, 2010 for each series of notes

— Interest rate:	5.50% annually (or approximately US$2.75 per note annually) for each series of notes(1)

— Date interest starts accruing:	June 25, 2007

— Regular record dates for interest:	Every February 28 (except in 2008, when the record date will be February 29), May 31, August 31 and November 30

— Interest payment dates:	Every March 15, June 15, September 15 and December 15, unless we elect to defer payment of interest until maturity, as described under “—Deferral of Interest Payments”

— First due date for interest:	September 15, 2007

— Payment currency:	We will make interest payments and other cash payments in U.S. dollars

(1)	Holders of the notes will also receive additional cash interest payments based on CVRD distributions of cash in respect of ADSs as described below under “—Additional Interest Payments Based on CVRD Distributions of Cash in Respect of ADSs.”

At their maturity, the Series RIO Notes will be mandatorily converted to American Depositary Shares, each representing common shares of CVRD (the “RIO ADSs”), and the Series RIO P Notes will be mandatorily converted to American Depositary Shares, each representing preferred class A shares of CVRD (the “RIO P ADSs”). We refer to the RIO ADSs and the RIO P ADSs together as the “ADSs.” See “—Mandatory Conversion.”

Guarantee

CVRD has irrevocably and unconditionally guaranteed the performance and full and punctual payment of all of Vale Capital’s obligations under the indenture and the notes, whether for delivery of ADSs or for payment of interest or any other amounts that may become due and payable in respect of the notes. If Vale Capital fails to perform any obligation or to punctually pay any amount when due, CVRD will immediately perform such obligation or pay the amount that is required to be paid and has not been paid. The guarantee will be unsecured and unsubordinated.

Calculation of Interest

We will pay interest on the notes at the interest rates and on the interest payment dates stated above under “—Financial Terms” and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment (or from and including the issue date, if none has been paid or made available for payment) to but excluding the relevant payment date, except as described under “—Deferral of Interest Payments.” We will compute interest on the notes and on deferred interest (described below) on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or the maturity of the notes falls on a day that is not a business day, payment of any amount otherwise payable on that date will be made on the first following day that is a business day with the same force and effect as if made on the date it would otherwise have been payable. No additional interest will accrue as a result of such delayed payment.

The regular record date relating to an interest payment date for any notes will be the last day of the calendar month immediately preceding the interest payment date, whether or not that preceding day is a business day. We will pay the interest to holders in whose name notes are registered at the close of business on the regular record date relating to the interest payment date. If interest is due at maturity, we will pay the interest to the person or entity entitled to receive ADSs upon conversion of the notes.

Deferral of Interest Payments

We will have the right under the indenture to defer the payment of interest (but not additional interest as described below under “—Additional Interest Payments Based on CVRD Distributions of Cash in Respect of ADSs”) and to extend any deferral period on either series of the notes at any time or from time to time, so long as we are not in default in payment of interest at the time we elect deferral and we give notice as described below. We may not defer interest payments beyond the stated maturity date of the applicable series of notes, and any deferral period must end on an interest payment date. During any deferral period interest shall continue to accrue. At the end of a deferral period we must pay all deferred interest then accrued and unpaid, together with interest on the accrued and unpaid interest, to the extent permitted by applicable law, at a rate equal to the stated interest rate for the applicable note (except in the event of a conversion prior to the maturity date as described under “—Other Conversion Events—Conversion at the Option of the Holder,” “—Other Conversion Events—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount” or “—Optional Tax Conversion”). Such payment will be made to such holders and at such times as non-deferred interest on the applicable note would be payable on the interest payment date or maturity date on which the deferral period ends.

To initiate or extend an interest deferral period we must give the Bank of New York, as trustee, notice of our election to begin or extend a deferral period at least 10 business days prior to the date on which interest on the notes would have been payable, and the notice must indicate the scheduled date on which the deferral period will end. Prior to the termination of any deferral period, we may extend such deferral period to an interest payment date or the stated maturity of the notes. Upon the termination of any deferral period and the payment of all amounts then due, we may begin a new deferral period, subject to the limitations described above.

The Bank of New York, as trustee, shall give notice of our election to begin or extend a deferral period to the holders of the notes. Subject to the foregoing limitations, there is no limitation on the number of times that we may begin or extend a deferral period.

During any such deferral period, subject to certain exceptions (including an exception for distribution of amounts required to be distributed to shareholders under applicable law and CVRD’s bylaws), we and CVRD will be restricted from making certain payments, including declaring or paying dividends, or making any distributions on (including distributions in the form of interest on capital under Brazilian law), or redeeming, purchasing, acquiring or making a liquidation payment with respect to, shares of our or CVRD capital stock, as applicable.

Additional Interest Payments Based on CVRD Distributions of Cash in Respect of ADSs

We will pay to the holders of our Series RIO Notes or Series RIO P Notes additional interest in the event that CVRD makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. The amount of additional interest per Series RIO Note or Series RIO P Note will be an amount in U.S. dollars equal to any cash distributions (net of any applicable withholding tax and fees) paid by the depositary for the applicable ADSs to a U.S. holder (as defined under “Taxation—Certain U.S. Federal Income Tax Considerations”) of one RIO ADS or RIO P ADS, respectively, multiplied by the number of RIO ADSs or RIO P ADSs that would be received upon conversion of the Series RIO or Series RIO P Notes, respectively, at the maximum conversion rate described under “—Mandatory Conversion,” and as adjusted from time to time as described under “—Anti-dilution Adjustments.”

These amounts, if any, will be payable to holders of the notes as of the ADS record date for the related cash distribution, and such payments will be made on the payment date of the related cash distribution (except in the circumstances described under “—Other Conversion Events—Conversion at the Option of the Holder”).

For purposes of these provisions, cash distributions include distributions in the form of interest on capital under Brazilian law.

Promptly following our determination that holders of the notes will be entitled to receive any such additional cash payments, we will issue a press release.

Mandatory Conversion

Each note, unless previously converted, will automatically convert at maturity (whether at stated maturity or upon acceleration following an event of default) into a number of CVRD ADSs at the conversion rate described below. In addition to the ADSs issuable upon conversion of each note at its maturity holders will have the right to receive an amount in cash equal to all accrued and unpaid interest on such notes (including deferred interest) up to but excluding the maturity date.

The conversion rate, which is the number of CVRD ADSs deliverable upon conversion of each note on the applicable conversion date, will be, subject to adjustment as described under “—Anti-dilution Adjustments” below, as follows:

Series RIO Notes

•

if the twenty day market value (as defined below) of our RIO ADSs is equal to or greater than US$57.71, which we call the “threshold appreciation price” with respect to the Series RIO Notes, then the conversion rate will be 0.8664 RIO ADSs per Series RIO Note (the “minimum conversion rate” with respect to the Series RIO Notes), which is equal to US$50.00 divided by the threshold appreciation price;

•

if the twenty day market value of our RIO ADSs is less than the threshold appreciation price with respect to the Series RIO Notes but greater than US$45.80, which we call the “initial price” with respect to the Series RIO Notes, then the conversion rate per Series RIO Note will be equal to US$50.00 divided by the twenty day market value of our RIO ADSs; or

•

if the twenty day market value of our RIO ADSs is less than or equal to the initial price with respect to the Series RIO Notes, then the conversion rate will be 1.0917 RIO ADSs per Series RIO Note (the “maximum conversion rate” with respect to the Series RIO Notes), which is equal to US$50.00 divided by such initial price.

Series RIO P Notes

•

if the twenty day market value of our RIO P ADSs is equal to or greater than US$48.62, which we call the “threshold appreciation price” with respect to the Series RIO P Notes, then the conversion rate will be 1.0283 RIO P ADSs per Series RIO P Note (the “minimum conversion rate” with respect to the Series RIO P Notes), which is equal to US$50.00 divided by the threshold appreciation price;

•

if the twenty day market value of our RIO P ADSs is less than the threshold appreciation price with respect to the Series RIO P Notes but greater than US$38.59, which we call the “initial price” with respect to the Series RIO P Notes, then the conversion rate per Series RIO P Note will be equal to US$50.00 divided by the twenty day market value of our RIO P ADSs; or

•

if the twenty day market value of our RIO P ADSs is less than or equal to the initial price with respect to the Series RIO P Notes, then the conversion rate will be 1.2957 RIO P ADSs per Series RIO P Note (the “maximum conversion rate” with respect to the Series RIO P Notes), which is equal to US$50.00 divided by such initial price.

The “threshold appreciation price” with respect to either series of convertible notes represents an approximately 26% appreciation over the applicable initial price.

We refer to the minimum conversion rate and the maximum conversion rate for a series of notes collectively as the “fixed conversion rates” for that series. The fixed conversion rates, the initial price and the threshold appreciation price for a series of notes are each subject to adjustment as described under “—Anti-dilution Adjustments” below. When we refer to a Series RIO Note (or an amount per such note), we mean per US$50.00 principal amount of such note and when we refer to a Series RIO P Note (or an amount per such note), we mean US$50.00 principal amount of such note.

Assuming the market price of the ADSs we deliver to you at maturity for a series of notes is equal to the twenty day market value of the applicable ADSs, the aggregate value you receive upon conversion will be:

•	greater than the principal amount per such note, if the applicable twenty day market value is greater than the applicable threshold appreciation price,

•

equal to the principal amount per such note, if the applicable twenty day market value is less than or equal to the applicable threshold appreciation price and greater than or equal to the initial price, and

•	less than the principal amount per such note, if the applicable twenty day market value is less than the applicable initial price.

Accordingly, the market price of the ADSs we deliver to you at maturity may be less than the principal amount of your notes.

If upon conversion of a note and receipt by you of ADSs you prefer to hold CVRD common or preferred class A shares directly, you may withdraw the underlying CVRD common or preferred class A shares, as applicable, by following the relevant procedures of the depositary for the ADSs. Such withdrawals are expected to be subject only to (i) any temporary delays caused by closing transfer books of the depositary or CVRD or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, if applicable, (ii) the payment of any related fees, taxes, and similar charges (which you will be responsible for), and (iii) compliance with any laws or governmental regulations in force at that time relating to the ADSs or to the withdrawal of deposited securities.

Each CVRD ADS currently represents one common share of CVRD, in the case of the RIO ADSs, or one preferred class A share of CVRD, in the case of the RIO P ADSs. CVRD’s ADSs may, however, in the future represent other securities or property as well, as a result of any non-cash distributions in respect of CVRD common or preferred class A shares that are not distributed to ADS holders but instead are held by the depositary on behalf of ADS holders. The terms of the deposit agreement defining the rights of holders of ADSs may be altered at any time, and the deposit agreement may be replaced by another deposit agreement with differing terms.

Any CVRD ADSs we deliver to you will be freely transferable (assuming you are not affiliated with CVRD and except for any transfer restrictions you yourself cause). You will be responsible for paying any and all brokerage costs if you sell any ADSs you receive. We will not issue fractional ADSs at maturity, as discussed under “—Fractional CVRD ADSs” below.

Twenty Day Market Value

“Twenty day market value” means, with respect to a Series RIO Note or a Series RIO P Note, the average of the daily VWAP (as defined below) of the RIO ADSs or RIO P ADSs, respectively, on each of the 20 consecutive scheduled trading days ending on the third scheduled trading day immediately preceding the maturity of the notes (whether at the stated maturity or upon acceleration of the notes) or conversion of the notes, which we refer to as the “determination period” for the twenty day market value. If an “ex-date” occurs during any determination period, the daily VWAP of the ADS on any day prior to the “ex-date” used in calculating the twenty day market value shall be reduced by the amount of the dividend or distribution. For this purpose the amount of a non-cash dividend will be equal to the value of that dividend or distribution as determined by an internationally recognized investment banking firm that we retain for this purpose. The term “ex-date,” with respect to any dividend or distribution means the first date on which CVRD’s common shares or RIO ADSs or preferred class A shares or RIO P ADSs, as the case may be, trade without the right to receive such dividend or distribution.

The “daily VWAP” for an ADS means, for any scheduled trading day, the volume-weighted average price per such ADS as displayed under the heading “Bloomberg VWAP” on Bloomberg page RIO<equity>AQR, for the RIO ADSs, and Bloomberg page RIO/P<equity>AQR, for the RIO P ADSs, in respect of the period 9:30 a.m. to 4:00 p.m. (New York City time) on such scheduled trading day (or if such volume-weighted average price is unavailable, the market value of one such ADS on such scheduled trading day as an internationally recognized investment bank retained for this purpose by us determines in good faith using a volume-weighted method, which determination shall be conclusive).

A “scheduled trading day” is, with respect to any security, any day on which the New York Stock Exchange or any national or regional securities exchange or association or over the counter market that is the principal market for trading in such security (or any successor to such exchange or any substitute securities exchange or quotation system to which trading in the security is temporarily relocated), which we also refer to as the “price source,” is scheduled to be open for its regular trading sessions.

If a market disruption event occurs on one or more scheduled trading days during any determination period, the daily VWAP for the affected scheduled trading day(s) shall be the daily VWAP for the first scheduled trading day thereafter on which no market disruption event exists, provided that if the daily VWAP cannot be so determined within three (3) scheduled trading days after the first scheduled trading day on which the market disruption event occurred or existed, then instead of using the daily VWAP, the price for the ADS for that day to be used in calculating the twenty day market value shall be the exchange-published closing price for that day (or, if not available, the market value of one ADS on such scheduled trading day as an internationally recognized investment bank retained for this purpose by us determines in good faith, which determination shall be conclusive).

A “market disruption event” means, with respect to any price source and any day, within the period used for calculating the twenty day market value, ADS price (see “—Conversion Upon Cash Acquisition; Cash Acquisition Interest Make-Whole Amount”), or current market price (see “—Anti-dilution Adjustments”), as applicable, any of the following events on such day: (a) the failure of the price source to announce or publish the information necessary for determining the twenty day market value, ADS price, or current market price, as applicable, (b) the failure of trading to commence or the permanent discontinuation or material suspension of trading in the market specified for determining the twenty day market value, ADS price, or current market price, as applicable, (c) the discontinuance or unavailability of the price source, or (d) the temporary or permanent closing of any exchange specified for determining the twenty day market value, ADS price, or current market price as applicable.

The following charts show examples of the number of ADSs that an investor would receive for each note at various twenty day market values. The charts assume that there will be no adjustments due to any of the events described under “—Dilution Adjustments: Other Adjustment Events” below. We cannot assure you that the twenty day market value will be within the ranges set forth below.

Series RIO Notes

Initial price: US$45.80 (the closing price of RIO ADSs on the NYSE on June 19, 2007).

Threshold appreciation price: US$57.71

Twenty Day Market Value	Number of RIO ADSs Received at Maturity per Series RIO Note(1)
US$25.00	1.0917
US$45.80	1.0917
US$51.50	0.9709
US$57.71	0.8664
US$75.00	0.8664

(1)	Each RIO ADS represents one CVRD common share.

As the above chart illustrates,

•

if the twenty day market value is greater than or equal to US$57.71 (the threshold appreciation price), we will be obligated to deliver 0.8664 RIO ADSs for each note; as a consequence, we would receive

20.6% of the appreciation in market price above US$57.71 (the threshold appreciation price) and you would receive 79.4% of the appreciation in market price above US$57.71 (the threshold appreciation price),

•

if the twenty day market value is greater than US$45.80 (the initial price) and less than US$57.71 (the threshold appreciation price), we will be obligated to deliver a number of RIO ADSs having a twenty day market value equal to US$50.00 (the principal amount of a note); as a consequence, we would retain all of the appreciation in the market price of the RIO ADSs, and

•

if the twenty day market value is less than or equal to US$45.80 (the initial price), we will be obligated to deliver 1.0917 RIO ADSs per note, regardless of the market price of the RIO ADSs; as a consequence, you will bear the full risk of a decline in market price of the RIO ADSs.

Series RIO P Notes

Initial price: US$38.59 (the closing price of RIO ADSs on the NYSE on June 19, 2007).

Threshold appreciation price: US$48.62

Twenty Day Market Value	Number of RIO P ADSs Received at Maturity per Series RIO P Note(1)
US$20.00	1.2957
US$38.59	1.2957
US$43.50	1.1494
US$48.62	1.0283
US$70.00	1.0283

(1)	Each RIO P ADS represents one CVRD preferred class A share.

As the above chart illustrates,

•

if the twenty day market value is greater than or equal to US$48.62 (the threshold appreciation price), we will be obligated to deliver 1.0283 RIO P ADSs for each note; as a consequence, we would receive 20.6% of the appreciation in market price above US$48.62 (the threshold appreciation price) and you would receive 79.4% of the appreciation in market price above US$48.62 (the threshold appreciation price),

•

if the twenty day market value is greater than US$38.59 (the initial price) and less than US$48.62 (the threshold appreciation price), we will be obligated to deliver a number of RIO P ADSs having a twenty day market value equal to US$50.00 (the principal amount of a note); as a consequence, we would retain all of the appreciation in the market price of the RIO P ADSs, and

•

if the twenty day market value is less than or equal to US$38.59 (the initial price), we will be obligated to deliver 1.2957 RIO P ADSs per note, regardless of the market price of the RIO P ADSs; as a consequence, you will bear the full risk of a decline in market price of the RIO P ADSs.

Other Conversion Events

Conversion into RIO ADSs or RIO P ADSs will occur on the maturity date, unless you have converted your notes prior to maturity in the manner described in “—Conversion at the Option of the Holder” or “—Conversion Upon Cash Acquisition; Cash Acquisition Interest Make-Whole Amount,” or we have caused the notes to be converted prior to maturity in the circumstances described in “—Optional Tax Conversion.”

The person or persons entitled to receive the ADSs issuable upon conversion of a note will be treated as the record holder(s) of such ADSs as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the ADSs issuable upon conversion of the notes will not be deemed to be outstanding for any purpose and you will have no rights with respect to such ADSs or the underlying shares, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the ADSs or the underlying shares, by virtue of holding the notes.

As of the date of this prospectus supplement, CVRD holds 28,291,020 common shares and 15,147,728 preferred class A shares as treasury shares for purposes of conversion of the notes (which we refer to as the “original treasury shares”), and upon conversion of all the Series RIO Notes and Series RIO P Notes at the initial maximum conversion rate, ADSs representing all such original treasury shares will be delivered to the holders of the notes. If a cash acquisition (as defined below under “—Conversion Upon Cash Acquisition; Cash Acquisition Interest Make-Whole Amount) or any adjustment event described under “—Anti-dilution Adjustments” for any reason causes the maximum number of ADSs deliverable upon conversion of all then-outstanding notes of a series to exceed the number of ADSs that can be issued upon the deposit of the then-remaining original treasury shares, then upon any subsequent conversion, we may satisfy our obligation to deliver ADSs upon such a conversion by delivering a combination of ADSs and an amount of cash, which we refer to as the “true-up cash amount,” as follows:

•

in the event of any conversion of less than all the notes of a series, the number of ADSs to be delivered to a converting holder will be equal to the product of the number of RIO ADSs or RIO P ADSs, respectively, otherwise deliverable upon the conversion of such holder’s notes and a fraction (which in any event shall not exceed 1), the numerator of which is the total then-remaining number of common or preferred class A original treasury shares, respectively, immediately prior to the time of conversion, and the denominator of which is the total number of RIO ADSs or RIO P ADSs, respectively, that would be deliverable (without regard to the application of this paragraph) in the event that all outstanding Series RIO Notes or Series RIO P Notes, respectively, were converted into ADSs immediately prior to such time using the maximum conversion rate. The true-up cash amount will be calculated by subtracting the number of ADSs obtained from the calculation in the preceding sentence from the number of ADSs otherwise deliverable (prior to the application of this paragraph) upon the conversion of such holder’s note, and multiplying the resulting number of ADSs by (a) in the event of a cash acquisition early conversion or an optional tax conversion, the applicable ADS price (as defined below), or (b) in the event of any other conversion, the twenty day market value. For purposes of determining the combination of ADSs and cash to be delivered in the case of a cash acquisition early conversion with respect to notes tendered for conversion on or prior to the third business day prior to the anticipated effective date, as described under “—Cash Acquisition Early Conversion; Cash Acquisition Interest Make-Whole Payment,” where less than all notes of a series outstanding are tendered for conversion, the foregoing fraction shall be calculated and applied as two independent calculations (i) as of the time when the ADSs deliverable upon conversion at the minimum conversion rate are delivered and (ii) as of the time when the portion of the conversion consideration that is payable on account of any difference between the minimum conversion rate and the cash acquisition early conversion rate is delivered, but only with respect to any ADSs are then deliverable as part of such consideration (if any).

•

in the event of a conversion of all the notes of a series, we will deliver all of the ADSs that can be created from the then-remaining original treasury shares pro rata among all holders of such notes, and the true-up cash amount will be calculated by subtracting such number of ADSs from the number of ADSs deliverable (without regard to the application of this paragraph) upon the conversion of such holder’s note, and multiplying the resulting number of ADSs by (a) in the event of a cash acquisition early conversion or an optional tax conversion, the applicable ADS price (as defined below), or (b) in the event of any other conversion, the twenty day market value.

In the event of a cash acquisition early conversion or an optional tax conversion (as described under “—Optional Tax Conversion”), in connection with any related required notice thereof, we will notify holders that we will deliver such a true-up cash amount to each holder that converts its notes, including a good-faith estimate of the proportion of ADSs and cash to be delivered.

Conversion at the Option of the Holder

Other than during the cash acquisition conversion period (as defined below), holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity.

•	in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and

•	in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note,

subject in each case to adjustment as described under “—Anti-dilution Adjustments” below and to our ability to cash settle a portion of such conversion as described under “Other Conversion Events” above.

In addition to the number of ADSs issuable upon such conversion, each holder that elects to convert its notes early will have the right to receive an amount equal to all accrued and unpaid interest on such converted notes (including deferred interest) and to receive additional interest payments only through the interest payment date or through the date for the payment of additional interest preceding the date of the optional conversion. Accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date, will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Except as described herein, upon any optional conversion of our notes, we will make no payment or allowance for unpaid interest on our notes.

If notes are converted after any regular record date or any record date for the payment of additional interest but prior to the related payment date, holders of such notes at the close of business on such record date will receive the payment of interest or additional interest, as the case may be, on the related payment date notwithstanding the optional conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of the interest or additional interest payable on the notes so converted, as applicable, except to the extent of any overdue or deferred interest (but only through the payment date immediately preceding the date of the optional conversion) at the time of the conversion with respect to such notes.

Conversion Upon Cash Acquisition; Cash Acquisition Interest Make-Whole Amount

General. If a cash acquisition (as defined below) of CVRD occurs with respect to the Series RIO Notes or the Series RIO P Notes, as the case may be, we will provide for the conversion of such notes and a cash acquisition interest make-whole amount (as defined below) by:

•

permitting holders to submit their notes for conversion (“cash acquisition early conversion”) at any time during the period (the “cash acquisition conversion period”) beginning on the earlier of the delivery of the notice described below and the effective date of such cash acquisition (the “effective date”) and ending on the date that is 15 days after the effective date at the conversion rate (the “cash acquisition conversion rate”) specified in the table below (subject to our ability to cash settle a portion of such conversion as described above); and

•	paying converting holders the cash acquisition interest make-whole payment (as defined below under “—Cash Acquisition Interest Make-Whole Payment.”

We will notify holders of any cash acquisition and the corresponding cash acquisition conversion period at such time as the acquisition has been publicly announced and we are able to reasonably anticipate the effective date of the acquisition, but in no case earlier than 20 days prior to such anticipated effective date.

All notes tendered for cash acquisition early conversion on or prior to the third business day prior to the anticipated effective date shall be converted at the minimum conversion rate and the holders thereof shall be paid the cash acquisition interest make-whole amount, in both cases on the second business day prior to the effective date. We then will deliver the portion of the conversion consideration that is payable on account of any difference in the minimum conversion rate and the cash acquisition conversion rate as soon as practicable, but in no event later than the third business day after the last day in the cash acquisition conversion period. As a result, holders converting in connection with a cash acquisition early conversion on or prior to the third business day prior to the anticipated effective may receive conversion consideration in two payments rather than one, and the portion of the conversion consideration that is payable on account of the increase in the conversion rate may be delayed indefinitely (or never become payable if the cash acquisition is not consummated). Any notes tendered after the third business day prior to the effective date but before the effective date will be returned to holders if the cash acquisition is for any reason not consummated.

All notes tendered for cash acquisition early conversion thereafter shall be converted at the cash acquisition conversion rate and the cash acquisition interest make-whole amount shall be paid with respect to such notes, in both cases promptly following the end of the cash acquisition conversion period.

Cash Acquisition Conversion Rate. The following table sets forth the cash acquisition conversion rate per note of either series for each hypothetical ADS price and effective date set forth below:

Series RIO Notes

RIO ADS Price on Effective Date

	RIO ADS Price on Effective Date
Effective Date	$25.00	$30.00	$35.00	$40.00	$45.80	$50.00	$57.71	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00
6/19/2007	1.0374	1.0101	0.9844	0.9619	0.9404	0.9278	0.9100	0.9058	0.8982	0.8922	0.8875	0.8838	0.8786	0.8753	0.8732	0.8718
6/15/2008	1.0598	1.0342	1.0064	0.9798	0.9529	0.9367	0.9137	0.9084	0.8988	0.8915	0.8859	0.8817	0.8761	0.8729	0.8710	0.8699
6/15/2009	1.0840	1.0683	1.0430	1.0119	0.9750	0.9512	0.9170	0.9094	0.8961	0.8867	0.8803	0.8760	0.8712	0.8691	0.8682	0.8678
6/15/2010	1.0917	1.0917	1.0917	1.0917	1.0917	1.0000	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664

Series RIO P

	RIO P ADS Price on Effective Date
Effective Date	$25.00	$30.00	$35.00	$38.59	$45.00	$48.62	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00
6/19/2007	1.2039	1.1678	1.1370	1.1186	1.0930	1.0820	1.0673	1.0589	1.0526	1.0479	1.0443	1.0416	1.0379	1.0356	1.0342	1.0332
6/15/2008	1.2315	1.1926	1.1558	1.1328	1.1000	1.0859	1.0674	1.0573	1.0500	1.0448	1.0410	1.0383	1.0349	1.0331	1.0321	1.0314
6/15/2009	1.2701	1.2346	1.1902	1.1584	1.1100	1.0893	1.0635	1.0508	1.0428	1.0378	1.0347	1.0328	1.0310	1.0302	1.0299	1.0297
6/15/2010	1.2957	1.2957	1.2957	1.2957	1.1111	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283

A “cash acquisition” with respect to the Series RIO Notes or the Series RIO P Notes, as the case may be, will be deemed to have occurred at such time after the original issuance of such note upon the consummation of any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which 75% or more of CVRD’s common shares, in the case of the Series RIO Notes, or 50% or more of CVRD’s preferred class A shares, in the case of the Series RIO P Notes, is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash or equity securities that are not, or upon issuance will not be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market, or other property.

The cash acquisition conversion rate with respect to a note will be determined by reference to the applicable table above and is based on the effective date and the ADS price for such transaction. If the holders of CVRD’s ADSs receive only cash in the cash acquisition, the “ADS price” shall be the cash amount paid per such ADS. Otherwise the “ADS price” shall be the average of the daily closing price of the relevant ADS on each of the 10 consecutive scheduled trading days prior to but not including the first business day prior to the effective date. If a market disruption event occurs on one or more scheduled trading days during a period in which the ADS price is being determined, the daily closing price for the affected scheduled trading day(s) shall be the daily closing price for the first scheduled trading day thereafter on which no market disruption event exists, provided that if the daily closing price cannot be so determined within three (3) scheduled trading days after the first scheduled trading day on which the market disruption event occurred or existed, then instead of using the daily closing price, the price for that day to be used in calculating the ADS price shall be the market value of one ADS on such scheduled trading day as an internationally recognized investment bank retained for this purpose by us determines is good faith, which determination shall be conclusive).

The ADS prices set forth in the first row of the applicable table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of the relevant note are adjusted. The adjusted ADS prices will equal the ADS prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the ADS price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth under “—Anti-dilution Adjustments.”

The exact ADS price with respect to Series RIO Notes or Series RIO P Notes and effective dates may not be set forth on the table, in which case:

•

if the applicable ADS price is between two ADS price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower ADS price amounts and the two dates, as applicable, based on a 365-day year;

•

if the applicable ADS price is in excess of US$120.00 per ADS for either series (subject to adjustment as described above), then the cash acquisition conversion rate will be the applicable minimum conversion rate, subject to adjustment; and

•

if the applicable ADS price is less than US$25.00 per ADS for either series (subject to adjustment as described above), then the cash acquisition conversion rate will be the applicable maximum conversion rate, subject to adjustment.

The “daily closing price” of a security on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of such security on the New York Stock Exchange on that date. If such security is not traded on the New York Stock Exchange on any date of determination, the closing price of such security on any date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which such security is so listed or quoted, or if not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if no closing price for such security is so reported, the last quoted bid price for or such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if that bid price is not available, the market price of such security on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

All references herein to the daily closing price of a security on the New York Stock Exchange shall be such daily closing price as reflected on the website of the New York Stock Exchange (www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the daily closing sale price as reflected on the website of the New York Stock Exchange and as reported by Bloomberg Professional Service, the daily closing sale price on the website of the New York Stock Exchange shall govern.

Cash Acquisition Interest Make-Whole Payment. For any notes that are converted during the applicable cash acquisition conversion period, in addition to the ADSs and any cash delivered upon conversion, we must pay you in cash the sum of (which we refer to as the “cash acquisition interest make-whole amount”) (a) an amount equal to any accrued and unpaid interest (including deferred interest) on your notes, and (b) the present value of all remaining interest payments on your notes through and including the stated maturity date. The present value of the remaining interest payments will be computed using a discount rate equal to the treasury yield plus 50 basis points. “Treasury yield” means the weekly average yield at the time of computation for United States Treasury securities at constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the conversion date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term to June 15, 2010; provided, however, that if the then-remaining term to June 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the treasury rate will be obtained by linear interpolation.

Standby Purchase Agreement

In order to satisfy its obligations to deliver RIO ADSs and RIO P ADSs under the terms of the notes, Vale Capital has entered into an agreement with CVRD pursuant to which CVRD has agreed to sell to Vale Capital such number of RIO ADSs or RIO P ADSs that Vale Capital may require from time to time to satisfy such obligations.

Fractional Shares

No fractional ADSs will be issued to holders of our notes upon conversion. In lieu of any fractional ADS otherwise issuable in respect of the aggregate principal amount of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the same fraction of:

•

in the case of mandatory conversion or a cash acquisition early conversion, the average of the daily closing price per the applicable ADS on each of the five consecutive scheduled trading days preceding the scheduled trading day immediately preceding the date of conversion; or

•

in the case of each early conversion at the option of a holder, the closing price per the applicable ADS determined as of the second scheduled trading day immediately preceding the effective date of conversion.

If more than one note is surrendered for conversion at one time by or for the same holder, the number of full ADSs issuable upon conversion thereof shall be computed on the basis of the aggregate number of notes so surrendered.

Anti-dilution Adjustments

Each fixed conversion rate for the RIO Notes and RIO P Notes will be adjusted if:

(1) CVRD pays dividends (or other distributions) on its common shares in common shares or on its preferred class A shares in preferred class A shares, respectively.

(2) CVRD issues to all holders of its common shares or preferred class A shares, respectively, rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase common shares or preferred class A shares, respectively, at less than the “current market price” (as defined below) of the common shares or preferred class A shares, respectively, on the date fixed for the determination of shareholders entitled to receive such rights or warrants.

(3) CVRD subdivides, splits or combines its common shares or preferred class A shares, respectively.

(4) CVRD distributes to all holders of its common shares or preferred class A shares, respectively, evidences of indebtedness, shares of capital stock, securities or other assets (excluding any dividend or distribution covered by clauses (1) or (3) above, any rights or warrants referred to in (2) above, any dividend or distribution to the extent paid in cash, any consideration payable in connection with a tender or exchange offer made by CVRD or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), in which event each fixed conversion rate for the Series RIO Notes and Series RIO P Notes, respectively, in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution will be multiplied by a fraction,

•	the numerator of which is the current market price per RIO ADS or RIO P ADS, respectively, on the date fixed for such determination, and

•

the denominator of which is the current market price per RIO ADS or RIO P ADS, respectively, on the date fixed for such determination minus the fair market value, as determined by an internationally recognized investment bank retained for this purpose by us, of the portion of the evidences of indebtedness, shares, securities or other assets so distributed applicable to one common share or preferred class A share, respectively.

In the event that CVRD makes a distribution to all holders of its common shares or preferred class A shares consisting of capital stock of, or similar equity interests in, or relating to a subsidiary or other business unit of CVRD (herein referred to as a “spin-off”), each fixed conversion rate for the Series RIO Notes or Series RIO P Notes, respectively, will be adjusted by multiplying such fixed conversion rate in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which is the current market price per RIO ADS or RIO P ADS as of the fifteenth scheduled trading day after the “ex-date” for such distribution, plus the fair market value, as determined by an internationally recognized investment bank retained for this purpose by us, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one common share or preferred class A share, respectively, as of the fifteenth scheduled trading day after the “ex-date” for such distribution (or, if such shares of capital stock or equity interests are listed on a national or regional securities exchange, the average of the daily closing price of such securities on each of the five consecutive scheduled trading days ending on such fifteenth scheduled trading day), and the denominator of which is the current market price per RIO ADS or RIO P ADS, respectively, in each case as of the fifteenth scheduled trading day after the “ex-date” for such distribution.

(5) CVRD or any of its subsidiaries successfully complete a tender or exchange offer for its common shares or preferred class A shares, respectively, that shall require the payment to holders of its common shares or preferred class A shares, respectively, an aggregate consideration having a fair market value per common share that exceeds the closing price of the common shares or preferred class A shares, respectively, on the scheduled trading day for the common shares or preferred class A shares next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event each fixed conversion rate in effect immediately prior to the opening of business on the scheduled trading day for the common shares or preferred class A shares after the date of expiration of the tender or exchange offer will be divided by a fraction:

•

the numerator of which shall be equal to (A) the product of (x) the current market price on the date of expiration of the tender or exchange offer and (y) the number of common shares or preferred class A shares, respectively, outstanding (including any shares validly tendered and not withdrawn) on the date of expiration of the tender or exchange offer less (B) the amount of cash plus the fair market value, as determined by an internationally recognized investment bank retained for this purpose by us, of the aggregate consideration payable for all the common shares or preferred class A shares, respectively, pursuant to the tender or exchange offer (assuming the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of purchased shares), and

•

the denominator of which shall be equal to the product of (A) the current market price per RIO ADS or RIO P ADS, respectively, on the date of expiration of the tender or exchange offer and (B) the result of (x) the number of common shares or preferred class A shares, respectively, outstanding (including any shares validly tendered and not withdrawn) on the date of expiration of the tender or exchange offer less (y) the number of all common shares or preferred class A shares, respectively, validly tendered, not withdrawn and accepted for payment on the date of expiration of the tender or exchange offer (such validly tendered shares, up to any such maximum, being referred to as the “purchased shares”).

For the avoidance of doubt, a tender offer or exchange offer for, or a purchase of, ADSs shall be considered an offer or purchase of the underlying equity security.

(6) To the extent that CVRD has a rights plan in effect with respect to its common shares or preferred class A shares, respectively, on any conversion date, upon conversion of any Series RIO Notes or Series RIO P Notes, respectively, you will receive, in addition to RIO ADSs or RIO P ADSs, respectively, the rights under the rights plan, unless, prior to such conversion date, the rights have separated from CVRD’s common shares or preferred class A shares respectively, in which case each fixed conversion rate will be adjusted at the time of separation as if CVRD made a distribution to all holders of its common shares or preferred class A shares, respectively, as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The “current market price” with respect to RIO ADS or RIO P ADS means the average of the daily closing price per such security on each of the five consecutive scheduled trading days preceding the date in question, except that, for or the purposes of determining the adjustment to the fixed conversion rate for the purposes of clause (4) in the event of a spin-off, the “current market price” per RIO ADS or RIO P ADS means the average of the daily closing price for such security on each of the first ten consecutive scheduled trading days preceding the date in question. If an “ex-date” occurs with respect to any security during any period used in determining that security’s current market price, the closing price of the security on any day prior to the “ex-date” used in calculating the current market price shall be reduced by the amount of the dividend or distribution. For this purpose the amount of any non-cash dividend or distribution will be equal to the value of that dividend as determined by an internationally recognized investment banking firm that we retain for this purpose. If a market disruption event occurs on one or more scheduled trading days during a period in which the current market price is being determined, the daily closing price for the affected scheduled trading day(s) shall be the daily closing price for the first scheduled trading day thereafter on which no market disruption event exists, provided that if the daily closing price cannot be so determined within three (3) scheduled trading days after the first scheduled trading day on which the market disruption event occurred or existed, then instead of using the daily closing price, the price for that day to be used in calculating the current market price shall be the market value of one ADS on such scheduled trading day as an internationally recognized investment bank retained for this purpose by us determines is good faith, which determination shall be conclusive).

In the event of (a) any consolidation or merger of CVRD with or into another person (other than a merger or consolidation in which CVRD is the continuing corporation and in which CVRD’s common shares or preferred class A shares outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of CVRD or another person), (b) any sale, transfer, lease or conveyance to another person of all or substantially all of CVRD’s property and assets, (c) any reclassification of CVRD’s common shares or preferred class A shares, respectively, into securities including securities other than CVRD’s common shares or preferred class A shares, respectively, or any exchange in which CVRD preferred class A shares are exchanged for, or converted into, the right to receive CVRD common shares, or (d) any statutory exchange of CVRD’s common shares or preferred class A shares with another person (other than in connection with a merger or acquisition) (herein referred to as “reorganization events”), each Series RIO Note or Series RIO P Note, respectively, outstanding immediately prior to such reorganization event shall, without the consent of the holders thereof, become convertible into the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had converted its note immediately prior to such reorganization event. Thereafter, on the applicable conversion date, each Series RIO Note or Series RIO P Note, respectively, will be converted into the amount and value of securities, cash or property a holder of one common share or preferred class A share (including in the form of a RIO ADS or RIO P ADS), respectively, would have received in such transaction (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such notes are actually converted, collectively the “exchange property”) multiplied by the applicable conversion rate then in effect. The applicable conversion rate shall be (a) the minimum conversion rate, in the case of an early conversion (see “—Other Conversion Events—Conversion at the Option of the Holder”), or (b) determined based on the definition of the conversion rate in the case of conversion at maturity; in each case, determined using the applicable market value of the exchange property. The applicable market value of the exchange property will be (x) if the exchange property consists of reported securities (as defined below), the average of the daily closing prices on each of the 20 consecutive scheduled trading days immediately preceding the reorganization event, or (y) if the exchange property consists of consideration other than reported securities, the fair market value of the property received per RIO ADS or RIO P ADS (as the case may be) on the date the exchange property is received in connection with the reorganization event, as determined by an internationally recognized investment banking firm that we retain for this purpose. For purposes of the foregoing, the type and amount of consideration that a holder of a Series RIO Note or Series RIO P Note would have been entitled to receive as a holder of CVRD common shares or preferred class A shares in the case of any reorganization event or other transaction that causes CVRD’s common shares or preferred class A shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of CVRD common shares or preferred class A shares, respectively, that affirmatively make such an election.

“Reported securities” are securities that:

(1) are:

(a) listed on a United States national securities exchange.

(b) reported on a United States national securities system subject to last sale reporting.

(c) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization, or

(d) for which bid and ask prices are available from at least three internationally recognized investment banking firms; and

(2) are either:

(x) perpetual debt or equity securities or

(y) non-perpetual equity or debt securities with a stated maturity after the stated maturity of the notes.

Holders have the right to convert their notes early in the event of certain cash mergers as described under “—Conversion Upon Cash Acquisition; Cash Acquisition Interest Make-Whole Amount.”

In the event of:

(1) any subdivision or split of the outstanding RIO ADSs or RIO P ADSs,

(2) any distribution of additional RIO ADSs or RIO P ADSs to holders of such ADSs, and

(3) any combination of the outstanding RIO ADSs or RIO P ADSs into a smaller number of ADSs,

we will adjust the fixed conversion rates of the Series RIO Notes or the Series RIO P Notes, respectively, in effect immediately before the event triggering the adjustment so that you will be entitled to receive, when we exchange the principal amount of the notes at maturity, the number of RIO ADSs or RIO P ADSs that you would have owned or been entitled to receive immediately following this event had the notes been exchanged for the corresponding ADSs immediately before this event or any record date with respect to it.

If CVRD common or preferred class A shares cease to be represented by American Depositary Receipts issued under a depositary receipt program sponsored by CVRD, or CVRD ADSs cease to be listed on the NYSE (and are not at that time listed on another United States national securities exchange), all references in this prospectus supplement to the CVRD ADSs relative to the terms of the notes will be deemed to have been replaced by a reference to:

(1) the number of CVRD common or preferred class A shares corresponding to the CVRD ADSs on the last day on which the CVRD ADSs were traded on the NYSE,

(2) as adjusted, pursuant to the adjustment provisions above, for any other property the CVRD ADSs represented as if the other property had been distributed to holders of the CVRD ADSs on that day.

In addition, we may make such increases in each fixed conversion rate for either series of notes as we deem advisable in order to avoid or diminish any income tax to holders of CVRD’s common shares or preferred class A shares resulting from any dividend or distribution of CVRD’s shares (or issuance of rights or warrants to acquire CVRD shares) or from any event treated as such for tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate for such note.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of an ADS. Prior to the earlier of the maturity date and the date of a cash acquisition, no adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment;

provided, however, that on the earlier of the maturity date and the date of a cash acquisition, adjustments to the conversion rate will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to such adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the notes—if such assets or securities are convertible, exchangeable, or exercisable—are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 45 days following conversion of the notes.

The applicable conversion rate will not be adjusted:

(a) upon the issuance of any common shares or preferred class A shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on CVRD’s securities and the investment of additional optional amounts in common shares or preferred class A shares under any plan;

(b) upon the issuance of any common shares or preferred class A shares or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by CVRD or any of its subsidiaries;

(c) upon the issuance of any common shares or preferred class A shares for cash or to acquire another company, or pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the applicable notes were first issued;

(d) for accrued and unpaid interest.

We will be required, as soon as practicable after the conversion rate is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of notes. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

If an adjustment is made to the fixed conversion rates, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the conversion date.

We will have the power to resolve any ambiguity or correct any error in the adjustments described above, and, absent manifest error, our action in so doing, as evidenced by a resolution of our board of directors or an authorized committee thereof will be final and conclusive.

Early Redemption

We will not be permitted to redeem or cause the conversion of the notes before maturity, except as described under “—Optional Tax Conversion” below.

Payment of Additional Amounts

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, Vale Capital or CVRD will pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders after withholding or deduction for taxes will equal the amounts that would have been payable in the absence of such withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Tax Conversion

The notes are convertible, in whole but not in part, prior to maturity, upon the occurrence of certain changes in the tax laws of Brazil or the Cayman Islands as a result of which Vale Capital or CVRD becomes obligated to pay additional amounts on the notes in respect of withholding taxes at a rate in excess of 15%, in which case

Vale Capital may redeem the notes in whole but not in part by exchanging the notes into RIO ADSs or RIO P ADSs, as applicable, at the rate described under “—Other Events of Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount—Cash Acquisition Conversion Rate.” In addition to the ADSs issued upon conversion, we must pay you in cash the sum of (a) an amount equal to any accrued and unpaid interest on your notes, and (b) the present value of all remaining interest payments on your notes (including deferred interest) through and including the stated maturity date. The present value of the remaining interest payments will be computed using a discount rate equal to the treasury yield (as described under “—Other Events of Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Make-Whole Amount—Cash Acquisition Make-Whole Payment”) plus 50 basis points.

See also “Description of Debt Securities—Optional Tax Redemption” in the accompanying prospectus.

Cash Settlement in Event of Change of Law

If, as a result of any change in the laws of Brazil or the Cayman Islands or change in the rules or regulations of their instrumentalities, it becomes illegal for Vale Capital or CVRD to deliver ADSs upon conversion of the notes of a series, we or CVRD will notify the trustee and the Depository Trust Company, known as DTC, and issue a press release informing holders of such change. Immediately following such notice, we may elect to deliver cash in lieu of the ADSs to which holders would otherwise be entitled upon any conversion. If we elect to deliver cash, the cash amount for each note will be equal to the product of (1) the number of ADSs otherwise deliverable in respect of the note upon such conversion, multiplied by (2) 102% of the applicable price of the ADSs (depending on the type of conversion), subject to adjustment as described under “—Anti-dilution Adjustments.” In the event that a subsequent change in law, rules or regulations removes the illegality of delivering ADSs upon conversion of notes, we or CVRD will again notify the trustee and DTC and issue a press release informing holders of such change, and beginning on the 21st business day following the date of such notice, we may resume delivering ADSs upon conversion of the notes.

Defeasance and Discharge

Full defeasance and discharge and covenant defeasance and discharge, as described in the accompanying prospectus, will apply to the notes, provided that CVRD or Vale Capital, as applicable, must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the notes the maximum number of applicable ADSs and of any cash, securities and other property that could be deliverable at maturity with respect to each series of notes (based on the maximum conversion rate at the time of deposit), together with a combination of money and U.S. government or U.S. government agency debt securities or bonds that, in the opinion of a firm of nationally recognized independent public accountants, will generate enough cash to make interest and any other payments, including additional amounts, on the notes on their maturity dates.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting the ability of Vale Capital and CVRD to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Certain Covenants” and “Description of Debt Securities—Additional Terms of the Vale Capital Debt Securities” in the accompanying prospectus.

Events of Default

Holders of the notes will have special rights if an event of default occurs. “Events of default” with respect to a series of notes are defined to include certain failures to make payment on the notes of that series, defaults by CVRD or its subsidiaries under other debt resulting in acceleration of such debt, failures to comply with certain covenants applicable to the notes after giving of notice and lapse of grace periods, and commencement by

CVRD, its significant subsidiaries or us of certain bankruptcy or reorganization proceedings or becoming subject to such proceedings. These events of default are described in detail under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus. Upon a default and acceleration of the notes of any series, the notes will automatically convert into RIO ADSs or RIO P ADSs, as applicable, as described under “—Mandatory Conversion.”

Further Issuances

Vale Capital reserves the right to issue, from time to time, without the consent of the holders of the notes, additional notes on terms and conditions identical to those of the notes, provided that a sufficient number of authorized common or preferred shares is available in addition to the original treasury shares to satisfy the conversion obligations with respect to such additional notes. Any such additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Additional notes that are treated as a single class for non-tax purposes may be treated as separate issues for U.S. federal income tax purposes. In such case, such additional notes may be considered to have been issued with original issue discount, as defined in the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations promulgated thereunder, which may affect the market value of the notes, since such additional notes may not be distinguishable from the notes.

Vale Capital may also issue other securities under the indenture that have different terms from the notes. Likewise, CVRD has the right, without the consent of the holders, to guarantee any such additional securities, to guarantee debt of its other subsidiaries, and to issue its own debt.

Transfer Agent

Vale Capital may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the notes in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent is the trustee, at its corporate trust office. Vale Capital may add, replace or terminate transfer agents from time to time, provided that if any notes are issued in certificated form, so long as such notes are outstanding, Vale Capital will maintain a transfer agent in New York City. Vale Capital must notify you of changes in the transfer agents. If Vale Capital issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent. Vale Capital will not charge any fee for the registration or transfer or exchange, except that Vale Capital may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Book-Entry Ownership, Denomination and Transfer Procedures for the Notes

The following description of the operations and procedures of DTC supplements the description contained under the heading “Legal Ownership of Debt Securities” in the accompanying prospectus and is provided to you solely as a matter of convenience. You should read this section in conjunction with the information provided in the accompanying prospectus. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. Vale Capital and CVRD take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

Vale Capital and the trustee will make an application to DTC for acceptance in its book-entry settlement system of the notes, which will be in global form. The notes will be deposited with The Bank of New York, as custodian. The custodian and DTC will electronically record the principal amount of the notes held within the DTC system. Investors may hold such interests directly through DTC if they are participants in DTC.

Ownership of beneficial interests in the notes will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the notes with DTC’s custodian, DTC will credit portions of the principal amount of the notes to the accounts of the DTC participants designated by the underwriters, and

•

ownership of beneficial interests in the notes will be shown on, and transfer of ownership of those interests will be effected only through records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the notes).

As long as DTC or its nominee is the registered holder of the notes, DTC or its nominee will be considered the sole owner and holder of the notes for all purposes under the indenture and the notes. Except as described above, if you hold a book-entry interest in the notes in global form, you:

•	will not have notes registered in your name,

•	will not receive physical delivery of notes in certificated form, and

•	will not be considered the registered owner or holder of an interest in the notes under the indenture or the notes.

As a result, each investor who owns a beneficial interest in the notes must rely on the procedures of DTC to exercise any rights of a holder under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of the principal of, and interest on, the notes registered in the name of DTC’s nominee will be to the order of its nominee as the registered owner of such notes. It is expected that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the notes as shown on the records of DTC or the nominee. Vale Capital also expects that payments by DTC participants to owners of beneficial interests in the notes held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. Neither Vale Capital, the trustee or any agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such ownership interests.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, in the circumstances described below, DTC will surrender the notes for exchange for individual definitive notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

The foregoing information about DTC has been provided for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Vale Capital, nor the trustee nor any of the trustee’s agents will have any responsibility for the performance by DTC or its respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a note in global form is lodged with DTC or the custodian, notes represented by individual definitive notes will not be eligible for clearing or settlement through DTC.

Individual Definitive Notes

Registration of title to notes in a name other than DTC or its nominee will not be permitted unless (i) DTC has notified us that it is unwilling or unable to continue as depositary for the notes in global form or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days or (ii) Vale Capital decides in its sole discretion to allow some or all book-entry notes to be exchangeable for definitive notes in registered form. In such circumstances, Vale Capital will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through the transfer agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as the registrar and we may require to complete, execute and deliver such individual definitive notes.

If Vale Capital issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, The Bank of New York. Vale Capital will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by Vale Capital to the paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Vale Capital, and thereafter holders of notes in certificated form may look only to Vale Capital and CVRD for payment.

Regarding the Trustee

We may maintain banking relationships in the ordinary course of business with the trustee.

Governing Law

The indenture and the notes are governed by, and shall be construed in accordance with, the laws of the State of New York.

DESCRIPTION OF SHARES AND AMERICAN DEPOSITARY SHARES

For a description of CVRD’s common shares and preferred class A shares, see “Item 10. Additional Information—Common Shares and Preferred Shares” of CVRD’s annual report on Form 20-F for the year ended December 31, 2006 (File No. 001-15030), which is incorporated by reference into the accompanying prospectus.

For a description of CVRD’s American Depositary Shares representing common shares and preferred class A shares, see CVRD’s registration statements on Form F-6 (File Nos. 333-1314110 and 333-126138), which are incorporated by reference into this prospectus supplement.

TAXATION

The following discussion summarizes certain Cayman Islands, Brazilian, and U.S. federal income tax considerations that may be relevant to the ownership and disposition of the notes acquired in this offering for the original price, ADSs acquired through a conversion of such notes, and CVRD common or preferred class A shares for which ADSs were exchanged (“Shares”). This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of state, local and other tax laws.

Cayman Islands Tax Considerations

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to Vale Capital or any holder of notes. Accordingly, payment of principal and interest, or other distributions, on the notes will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of a note and gains derived from the sale or conversion of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

Vale Capital has applied for and expects to receive an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concession Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Vale Capital or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of Vale Capital or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Vale Capital to its members or a payment of principal or interest or other sums due under a debenture or other obligation of Vale Capital.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of the notes unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25% of the face amount thereof may be payable on each note (up to a maximum of 250 Cayman Islands dollars (“CI$”) (US$312.50)) unless stamp duty of CI$500 (US$625) has been paid in respect of the entire issue of notes.

The above conversions of Cayman Islands dollars to U.S. dollars have been made on the basis of US$1.25 = CI$1.00.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of the notes or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). The following discussion does not address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in the notes or ADSs.

Any and all references made hereunder with respect to Brazilian tax consequences will only be valid in relation to the ADSs and exceptionally in relation to the notes, in the event of the enforcement of the guarantee under the notes, due to the fact that the guarantor is located in Brazil.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of notes or ADSs.

Payments of Guarantees under the Notes

In the event Vale Capital defaults on any payment in respect of the notes, under the guarantee CVRD will be required to pay such amounts to Non-Brazilian Holders. Payments under the guarantee to a Non-Brazilian Holder may be subject in whole or in part to Brazilian withholding tax at a rate of up to 25%. In that event, CVRD would be required to pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders after withholding for taxes will equal the amounts that would have been payable in the absence of such withholding. See “Description of the Notes—Payment of Additional Amounts.”

Sale and Conversion of the Notes

In the event a Non-Brazilian Holder sells notes to either a Brazilian or a non-Brazilian resident purchaser, or converts notes into ADSs, such sale or conversion would not trigger any Brazilian tax consequence to the Non-Brazilian Holder.

Dividends on Shares and ADSs

Dividends paid by us, including stock dividends and other dividends paid in property, to the depositary or to a Non-Brazilian Holder with respect to CVRD shares represented by ADSs, are currently exempt from withholding tax in Brazil to the extent that the dividends are paid out of profits as of January 1, 1996.

Payments of Interest on Capital on Shares and ADSs

Brazilian corporations may distribute to shareholders interest on capital. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•

50% of net income (after the social contribution on net profits and before the provision for corporate income tax and the amounts attributable to shareholders as interest on capital) for the period with respect to which the payment is made; or

•	50% of the sum of retained profits and profits reserves as of the beginning of the period with respect to which the payment is made.

Any payment of interest on capital to shareholders (including holders of ADSs) is subject to a withholding tax at a rate of 15%, or 25% if the Non-Brazilian Holder is a Tax Haven Holder. A Tax Haven Holder is a Non-Brazilian Holder that is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. These payments may be included, at their net value, as part of any mandatory dividend.

To the extent that payments of interest on capital are intended to be included in full as part of a mandatory dividend, CVRD would be required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding tax, is at least equal to the amount of dividends that would be received by shareholders in the absence of the applicable withholding tax.

Distributions of interest on capital to Non-Brazilian Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

The Board of Directors of CVRD has discretion to determine whether future distributions should be made by means of dividends or interest on capital and in what proportions.

Sale of ADSs by a U.S. Holder to Another Non-Resident of Brazil

The sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax. We have been advised that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. However, due to the lack of any administrative or judicial guidance, there is no assurance that such position would prevail.

Gains on the Exchange of ADSs for Shares

ADS holders may exchange ADSs for Shares. Such exchange is not subject to Brazilian tax. Non-Brazilian Holders may exchange their ADSs for the underlying Shares, sell such Shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying Shares in exchange for ADSs, Non-Brazilian Holders may elect to register the U.S. dollar value of such Shares with the Central Bank as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel. In this case, potential gains from the sale or disposition of the Shares would generally be exempt from Brazilian income tax. Alternatively, the Non-Brazilian Holder is also entitled to register the U.S. dollar value of such Shares with the Central Bank as a foreign direct investment. In case the Non-Brazilian Holder elects to register the U.S. dollar value of the Shares received as a result of the exchange of ADSs as a foreign direct investment, capital gains tax at a rate of 15%, or 25% if the Non-Brazilian Holder is a Tax Haven Holder, will be imposed at the time of sale or disposition of such Shares. Non-Brazilian Holders who choose not to register the dollar value of Shares with the Central Bank should consult their own tax advisors as to the consequences of the lack of such registration.

The following aspects shall only be taken into consideration in the event of exchanging of ADSs for Shares:

•

Taxation of Foreign Exchange Transactions. A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time, up to 25%. However, it may only do so with respect to future transactions.

•

Taxation of Bonds and Securities Transactions. Tax on Financial Transactions, or IOF, may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Títulos with respect to transactions in ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future transactions relating to ADSs.

•

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Shares or ADSs.

•

Contribution on Financial Transactions or CPMF. CPMF is imposed on bank account debits at the rate of 0.38%. Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007.

Non-Brazilian Holders investing in the Brazilian stock exchange are granted a CPMF exemption upon the entrance of funds into Brazil and the remittance abroad.

Considering that CPMF applies on the movement of funds out of Brazilian banking accounts, the tax is not likely to apply to a transaction with ADSs, unless it involves a Brazilian source of payment. Each such investor should consult its own legal and financial advisors with respect to the applicability of CPMF to its purchase as well as other tax consequences of such investment.

Certain U.S. Federal Income Tax Consideration

The following summary describes certain U.S. federal income tax consequences of the ownership and disposition of the notes acquired in this offering for the original price, ADSs acquired through a conversion of such notes, and Shares. This summary only applies to notes, ADSs and Shares held as capital assets and does not discuss all the tax consequences that may be relevant to a U.S. holder in light of its particular circumstances or to U.S. holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt investors;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	U.S. holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of CVRD stock;

•	dealers in securities or currencies or traders in securities or currencies electing to mark their positions to market for tax purposes; or

•	persons that will hold the notes as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of notes and ADSs. Each prospective purchaser should consult its tax adviser with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of notes.

This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a “U.S. holder” is a beneficial owner of the notes or ADSs who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); or

•	otherwise subject to U.S. federal income tax on a net income basis.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the notes or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax adviser as to its tax consequences.

Currently each ADS represents one CVRD common or preferred class A share, as the case may be. If in the future, however, ADSs were to represent other securities or property as well, as described under “—Description of the Notes, Mandatory Conversion,” a different treatment may apply for U.S. federal income tax purposes, and persons considering whether to purchase the notes should consult their own tax advisers in that respect.

Persons considering the purchase of the notes should consult their own tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdictions.

Characterization of the Notes

CVRD intends to treat Vale Capital as a disregarded entity for U.S. federal income tax purposes, and take the position that the notes are equity of CVRD for U.S. federal income tax purposes. The following discussion assumes such treatment. However, the Internal Revenue Service (“IRS”) could assert that the notes should be treated differently for U.S. federal income tax purposes, and the timing and character of income, gain and loss recognized by a U.S. holder would then be different, and the value of the notes could be adversely affected. For example, under one alternative treatment, a U.S. holder would generally include payments on the notes in income as ordinary income as they accrue or are received in accordance with the U.S. holder’s method of tax accounting; and such payments would not constitute qualified dividend income eligible for preferential U.S. tax rates.

Distributions on Notes

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” the gross amount of any payment under the notes that is referred to as “interest,” including any additional cash interest payments upon CVRD dividend payments, before reduction of any withheld Brazilian taxes, will be includible in income by a U.S. holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of CVRD as determined under U.S. federal income tax principles. A U.S. holder using the accrual method of accounting for U.S. federal income tax purposes may be required to include such amounts on an accrual basis. Distributions paid to U.S. holders will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to certain exceptions for short-term and hedge positions, distributions on the notes received by certain U.S. holders (including individuals) prior to January 1, 2011 will be qualified dividend income, generally eligible for the preferential rates of U.S. federal income tax, provided that, (i) in the year the distribution is received, the notes with respect to which the distribution is made are readily tradable on an established securities market in the United States, and (ii) CVRD was not in the year prior to the year in which distributions on the notes were made, and is not in the year in which the distributions are made a passive foreign investment company (“PFIC”). The notes will be listed on the New York Stock Exchange, and accordingly will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Furthermore, as discussed below under “—Passive Foreign Investment Company Considerations,” we believe that CVRD has not been and is not a PFIC, and do not expect CVRD to become a PFIC in the future. You should consult your own tax advisers regarding the application of these rules to your particular circumstances.

Distributions on the notes, treated as dividends for U.S. federal income tax purposes, paid in a foreign currency will be included in your gross income for U.S. federal income tax purposes in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the payment is converted into U.S. dollars on the date of actual or constructive receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss taxable as ordinary gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its actual or constructive receipt, but is converted subsequently.

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution on the notes exceeds CVRD’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s adjusted tax basis in the notes and thereafter as capital gain. CVRD expects that all payments on the notes will be from its current or accumulated earnings and profits and will therefore be treated as dividends.

Current payments on the notes will constitute foreign source income for U.S. federal income tax purposes and, with certain exceptions, will be treated separately, “passive category income” or in the case of certain U.S. holders, “general category income,” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. Although, as discussed above, it is not anticipated that any Brazilian withholding taxes will be imposed on payments to non-Brazilian residents, if any such Brazilian taxes are paid in respect of payments on the notes, a U.S. holder may be eligible, subject to a number of limitations (including certain holding period requirements), for a foreign tax credit against such U.S. holder’s U.S. federal income tax liability. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

Constructive Distributions on the Notes

The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in CVRD’s assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the U.S. holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder will be deemed to have received a distribution even though the U.S. holder has not received any cash or property as a result of such adjustments. Any deemed distributions will generally be taxable as a dividend.

Sale, Exchange, Redemption, or Other Taxable Disposition of Notes

Except as provided below under “—Conversion of Notes,” and subject to the discussion below under “—Passive Foreign investment Company Considerations,” upon a sale, exchange, redemption, or other taxable disposition of a note, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount of cash increased by the fair market value of other property received by the U.S. holder (and possibly reduced by an amount attributable to accrued interest, which would be taxable in the manner described above under “—Distributions on Notes”); and (ii) the U.S. holder’s tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount that the U.S. holder paid for the note. Any such gain or loss recognized on a taxable disposition of a note will be capital gain or loss, and will be long term capital gain or loss if the U.S. holder’s holding period for the note is more than one year at the time of the disposition. Long term capital gains recognized by individual U.S. holders will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of Notes

A U.S. holder’s conversion of a note into ADSs generally will not be a taxable event, except that the receipt of cash in lieu of fractional ADSs will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional ADSs and the U.S. holder’s tax basis attributable to the fractional ADSs) taxable as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Notes.” A U.S. holder’s tax basis in ADSs received upon a conversion of a note will generally be the same as such U.S. holder’s tax basis in the converted notes at the time of conversion, reduced by any tax basis allocated to fractional ADSs. A U.S. holder’s holding period for the ADSs received upon a conversion of a note generally will include such U.S. holder’s holding period for the note.

In limited circumstances, we may elect to settle our conversion obligations in cash (see “Description of the Notes—Cash Settlement in Event of Change of Law”). If pursuant to such election a U.S. holder receives solely cash in exchange for notes upon conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Notes”).

The tax treatment of a conversion of a note into a combination of cash and ADSs is subject to some uncertainty as described below. U.S. holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a Recapitalization. If a combination of cash and ADSs is received by you upon conversion of notes, it is possible that the conversion would be treated as a recapitalization for U.S. federal income tax purposes. In such case, gain, but not loss, would be recognized equal to the excess of the fair market value of the ADSs and cash received (other than cash in lieu of a fractional ADS, and possibly an amount attributable to accrued interest, which would be taxable in the manner described above under “—Distributions on Notes”) over a U.S. holder’s tax basis in the notes (excluding the portion of the tax basis that is allocable to any fractional ADS). The gain recognized cannot, however, exceed the amount of cash received (other than cash received in lieu of a fractional ADS or possibly an amount attributable to accrued interest). Any gain recognized on conversion generally would be capital gain and would be long-term capital gain if, at the time of the conversion, the note has been held for more than one year. The tax basis of the ADSs received upon such a conversion (possibly other than ADSs attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the ADSs were received) would equal the tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional ADS), reduced by the amount of any cash received (other than cash received in lieu of a fractional ADS or possibly cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional ADS). A U.S. holder’s holding period for ADSs would include the period during which the U.S. holder held the notes, except that possibly the holding period of any ADSs received with respect to accrued interest would commence on the day after the date of conversion.

Alternative Treatment as Part Conversion and Part Redemption. If the above-discussed conversion of a note into cash and ADSs were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional ADS, taxed as a disposition of a fractional ADS), and the ADS received on such a conversion would be treated as received upon a conversion of the note, which generally would not be taxable to a U.S. holder. In that case, the U.S. holder’s tax basis in the note would generally be allocated pro rata among the ADSs received, the fractional ADS that is sold for cash and the portion of the note that is treated as sold for cash. The holding period for the ADSs received in the conversion would include the holding period for the notes being converted, except that possibly the holding period of any ADS received with respect to accrued interest would commence on the day after the date of conversion.

Exchange of ADSs for Shares or vice versa

The exchange of ADSs for Shares, or vice versa, is not a taxable event for U.S. federal income tax purposes.

Distributions on ADSs or Shares

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions paid on the ADSs, other than certain pro rata distributions of such ADSs, will be treated as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to certain exceptions for short-term and hedge positions, dividend received by certain U.S. holders (including individuals) prior to January 1, 2011 with respect to Shares or ADSs will be qualified dividend income, generally eligible for the preferential rates of U.S.

federal income tax, provided that, (i) in the year the dividend is received, the Shares or ADSs with respect to which the dividend is paid are readily tradable on an established securities market in the United States, and (ii) CVRD was not in the year prior to the year in which distributions on the notes were made, and is not in the year in which the distributions are made a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Shares will be treated as qualified dividends, because the Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which U.S. holders of ADSs or Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs and Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends on ADSs or Shares paid in a foreign currency will be included in your gross income for U.S. federal income tax purposes in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of actual or constructive receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss taxable as ordinary gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its actual or constructive receipt, but is converted subsequently.

Dividends on ADSs or Shares will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, “passive category income” or in the case of certain U.S. holders, “general category income,” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. If any such Brazilian taxes are paid in respect of distributions on ADSs or Shares, a U.S. holder may be eligible, subject to a number of limitations (including certain holding period requirements), for a foreign tax credit against such U.S. holder’s U.S. federal income tax liability. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be first treated as a tax-free return of capital, causing a reduction, but not below zero, in the adjusted basis of our Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a sale or exchange (as discussed below under “—Sale or Other Taxable Disposition of the Shares or ADSs”)), and the amount in excess of the adjusted basis will be treated as gain described below in “—Sale or Other Taxable Disposition of the Shares or ADSs”. CVRD expects that any distributions would be out of its current or accumulated earnings and profits and will therefore be treated as dividends.

Distributions of our Shares or ADSs that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income taxes.

Sale, Exchange, Redemption, or Other Taxable Disposition of ADSs or Shares

In general, redemptions that do not result in a significant decrease of a shareholder’s interest in CVRD may be treated as distributions for United States federal income tax purposes. Except to the extent that a redemption is treated as a distribution for United States federal income tax purposes, and subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale, exchange, redemption, or other taxable disposition of Shares or ADSs, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of other property received by the U.S. holder and (ii) the U.S.

holder’s tax basis in the ADSs. A U.S. holder’s tax basis in the ADSs will generally be equal to the amount that the U.S. holder paid for the note. Any such gain or loss recognized on a taxable disposition of an ADS will be capital gain or loss, and will be long term capital gain or loss if the U.S. holder’s holding period for the note is more than one year at the time of the disposition. Long term capital gains recognized by individual U.S. holders will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of a note unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of CVRD’s gross income and gross assets and the nature of CVRD’s business, CVRD believes that CVRD was not classified as a PFIC for its taxable year ending December 31, 2006, and CVRD does not expect to be classified as a PFIC for its taxable year ending December 31, 2007. CVRD’s status in future years will depend on CVRD’s assets and activities in those years. CVRD has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC in the future, but there can be no assurance that CVRD will not be considered a PFIC for any taxable year. If CVRD were a PFIC, a U.S. holder of notes, ADSs or Shares generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the notes. In addition, gain from the sale or other taxable disposition of the notes would be taxed at ordinary income tax rates.

Information Reporting and Backup Withholding

Payment on the notes, ADSs or Shares and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Vale Capital intends to offer the notes through Citigroup Global Markets, Inc. and J.P. Morgan Securities Inc. as underwriters. Subject to the terms and conditions contained in a terms agreement among the underwriters, Vale Capital and CVRD, Vale Capital has agreed to sell to the underwriters and the underwriters have agreed to purchase from Vale Capital, the number of notes listed below.

Underwriter	Number of Series RIO Notes	Number of Series RIO P Notes
Citigroup Global Markets, Inc.	12,957,323	5,845,384
J.P. Morgan Securities Inc.	12,957,323	5,845,383

Total	25,914,646	11,690,767

The underwriters have agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased.

Vale Capital and CVRD have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

CVRD has agreed that, subject to certain customary exceptions, CVRD will not, and will not permit its controlled subsidiaries to, during a period of 60 days from the date of this Prospectus Supplement, without the written consent of Citigroup Global Markets, Inc. and J.P. Morgan Securities Inc., directly or indirectly, issue, sell, offer or contract to sell, grant any option or warrant for the sale of, or otherwise transfer or dispose of, any common shares, RIO ADSs, preferred class A shares or RIO P ADSs of CVRD or any securities convertible into the common shares, RIO ADSs, preferred class A shares or RIO P ADSs of CVRD.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and discounts

The underwriters have advised Vale Capital that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus. After the initial public offering, the public offering price may be changed. The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the notes).

Paid by Vale Capital
Per Series RIO Note	0.50%
Per Series RIO P Note	0.50%

The expenses of the offering, not including the underwriting discount, are estimated to be US$1,105,224 and are payable by Vale Capital.

Trading market

Application will be made to list the notes on the New York Stock Exchange in accordance with the rules and regulations of the New York Stock Exchange, subject to satisfaction of its minimum listing standards. Vale Capital does not intend to apply for listing of the notes on any other securities exchange or for quotation of the notes on any automated dealer quotation system. CVRD and Vale Capital have been advised by the underwriters that they currently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. CVRD and Vale Capital cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price stabilization and short positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither CVRD and Vale Capital nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither CVRD and Vale Capital nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

EEA and other selling restrictions

EEA

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of the notes to the public in that relevant member state prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of the notes to the public in that relevant member state at any time (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (iii) in any other circumstances which do not require the publication by Vale Capital of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of the European Union of November 4, 2003, and includes any relevant implementing measure in each relevant member state.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services & Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Vale Capital or CVRD; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Brazil and the Cayman Islands

Each underwriter has represented and agreed that it has not offered or sold and will not offer or sell the notes publicly (as defined for purposes of the securities laws of Brazil or the Cayman Islands, as the case may be) in Brazil or the Cayman Islands.

Other relationships

JPMorgan Chase Bank, N.A., an affiliate of one of the underwriters, is the deposit agent under the deposit agreements for the ADSs. In addition, the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with CVRD and its subsidiaries. They have received customary fees and commissions for these transactions.

VALIDITY OF THE NOTES

The validity of the notes, including the guarantees, offered and sold in this offering will be passed upon for Vale Capital and CVRD by Cleary Gottlieb Steen & Hamilton LLP. Certain matters of Cayman Islands law relating to the notes will be passed upon by Walkers, Cayman Islands counsel for CVRD and Vale Capital. Certain matters of Brazilian law relating to the notes will be passed upon by Machado, Meyer, Sendacz e Opice—Advogados, special Brazilian counsel for CVRD and Vale Capital. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP. Pinheiro Guimarães will pass upon certain matters of Brazilian law relating to the notes for the underwriters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus supplement and in the accompanying prospectus. We have incorporated by reference various documents in the accompanying prospectus. In addition, we incorporate into this prospectus supplement the following documents:

•

CVRD’s registration statement for American Depositary Shares representing CVRD’s preferred class A shares on post-effective amendment to Form F-6 filed with the SEC on September 29, 2006 (File No. 333-134110); and

•	CVRD’s registration statement for American Depositary Shares representing CVRD’s common shares on Form F-6 filed with the SEC on June 27, 2005 (File No. 333-126138).

We will provide without charge to each person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department, Avenida Graça Aranha, No. 26, 17th floor, 20030-900 Rio de Janeiro, RJ, Brazil (telephone no: 55-21-3814-4557).

Vale Capital Limited

US$1,295,732,300 5.50% Guaranteed Notes due 2010, Series RIO

Mandatorily Convertible into American Depositary Shares,

each representing one common share of Companhia Vale do Rio Doce

US$584,538,350 5.50% Guaranteed Notes due 2010, Series RIO P

Mandatorily Convertible into American Depositary Shares,

each representing one preferred class A share of Companhia Vale do Rio Doce

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

PROSPECTUS SUPPLEMENT

Citi

JPMorgan

June 20, 2007